

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2018

Scott M. McFarlane
Chairman, Chief Executive Officer, and President
Avalara, Inc.
255 South King Street, Suite 1800
Seattle, Washington 98104

> **Re: Avalara, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 12, 2018**
> **CIK No. 0001348036**

Dear Mr. McFarlane:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Allison Handy